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                              December 20, 2023

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street
       Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2022
                                                            File No. 001-41390

       Dear Kuk Hyoun Hwang:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ending December 31, 2022

       General

   1. We refer you to the risk factor disclosures within your definitive proxy statement filed on
                                                        October 20, 2023, where
you acknowledge foreign ties and discuss the impact on your
                                                        ability to complete
your initial business combination. Please revise future periodic filings to include the same
disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
December 20, 2023
Page 2

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions.



FirstName LastNameKuk Hyoun Hwang                     Sincerely,
Comapany NameBellevue Life Sciences Acquisition Corp.
                                                      Division of Corporation
Finance
December 20, 2023 Page 2                              Office of Real Estate &
Construction
FirstName LastName